UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION

UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-38450

Issuer: Invesco Exchange-Traded Self-Indexed Fund Trust

Exchange: NYSE Arca, Inc.

(Exact name of Issuer as specified in its charter and name of Exchange where security is listed and/or registered)

Address: 3500 Lacey Road, Suite 700

Downers Grove, Illinois 60515

Telephone number: (800) 983-0903

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Shares of Beneficial Interest, par value $0.01 per share, of the following portfolios:

     Invesco BulletShares 2020 Corporate Bond ETF

     Invesco BulletShares 2021 Corporate Bond ETF

     Invesco BulletShares 2022 Corporate Bond ETF

     Invesco BulletShares 2023 Corporate Bond ETF

     Invesco BulletShares 2024 Corporate Bond ETF

     Invesco BulletShares 2025 Corporate Bond ETF

     Invesco BulletShares 2026 Corporate Bond ETF

     Invesco BulletShares 2027 Corporate Bond ETF

     Invesco BulletShares 2028 Corporate Bond ETF

     Invesco BulletShares 2029 Corporate Bond ETF

     Invesco BulletShares 2020 High Yield Corporate Bond ETF

     Invesco BulletShares 2021 High Yield Corporate Bond ETF

     Invesco BulletShares 2022 High Yield Corporate Bond ETF

     Invesco BulletShares 2023 High Yield Corporate Bond ETF

     Invesco BulletShares 2024 High Yield Corporate Bond ETF

     Invesco BulletShares 2025 High Yield Corporate Bond ETF

     Invesco BulletShares 2026 High Yield Corporate Bond ETF

     Invesco BulletShares 2027 High Yield Corporate Bond ETF

     Invesco BulletShares 2021 USD Emerging Markets Debt ETF

     Invesco BulletShares 2022 USD Emerging Markets Debt ETF

     Invesco BulletShares 2023 USD Emerging Markets Debt ETF

     Invesco BulletShares 2024 USD Emerging Markets Debt ETF

  (Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)
☐	17 CFR 240.12d2-2(a)(2)
☐	17 CFR 240.12d2-2(a)(3)
☐	17 CFR 240.12d2-2(a)(4)
☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange. (1)

☒

Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Invesco Exchange-Traded Self-Indexed Fund Trust certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

December 30, 2019	By: /s/ Daniel Draper	President

Date	Name	Title

(1) Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.